UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13G
              Under the Securities Exchange Act of 1934

                          (Amendment No. 1)*

                       KINETIC CONCEPTS, INC.
                      --------------------------
                          (Name of Issuer)

                   COMMON STOCK, $0.001 par value
                  -----------------------------------
                   (Title of Class of Securities)

                               49460W208
                             --------------
                             (CUSIP Number)

                          December 31, 2005
                       -------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.  49460W208


 1.  Name of Reporting Persons.             BLUM CAPITAL PARTNERS, L.P.
     I.R.S. Identification Nos.                              94-3205364
     of above persons
     (entities only).
-------------------- --------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)
     (a)                                                            [X]
     (b)                                                            [X]
---------------------- ------------------------------------------------
 3.  SEC Use Only
-----------------------------------------------------------------------
 4.  Citizenship or Place of Organization                    California
-----------------------------------------------------------------------
Number of     5.  Sole Voting Power                                 -0-
Shares Bene- ----------------------------------------------------------
ficially      6.  Shared Voting Power                       4,217,653**
Owned by     -------------------------- -------------------------------
Each          7.  Sole Dispositive Power                            -0-
Reporting    ----------------------------------------------------------
Person With:  8.  Shared Dispositive Power                  4,217,653**
-----------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by
 Each Reporting Person                                      4,217,653**

 10. Check if the Aggregate Amount in Row (9)                       [ ]
      Excludes Certain Shares
        (See Instructions)

 11. Percent of Class Represented by Amount                      6.0%**
      in Row (9)
-----------------------------------------------------------------------
 12. Type of Reporting Person                                        PN
     (See Instructions)
-----------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.       RICHARD C. BLUM & ASSOCIATES, INC.
     I.R.S. Identification Nos.                               94-2967812
     of above persons
     (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                     California
------------------------------------------------------------------------
Number of       5.  Sole Voting Power                                -0-
Shares Bene-    --------------------------------------------------------
ficially        6.  Shared Voting Power                      4,217,653**
Owned by        --------------------------------------------------------
Each            7.  Sole Dispositive Power                           -0-
Reporting       --------------------------------------------------------
Person With:    8.  Shared Dispositive Power                 4,217,653**

 9.  Aggregate Amount Beneficially Owned by                  4,217,653**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
     Excludes Certain Shares
     (See Instructions)

11.  Percent of Class Represented by Amount                       6.0%**
      in Row (9)
------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                      CO
------------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.             BLUM STRATEGIC GP II, L.L.C.
      I.R.S. Identification Nos.                              94-3395150
      of above persons
      (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                       Delaware
------------------------------------------------------------------------
Number of      5.  Sole Voting Power                                 -0-
Shares Bene-  ----------------------------------------------------------
ficially       6.  Shared Voting Power                       4,217,653**
Owned by      ----------------------------------------------------------
Each           7.  Sole Dispositive Power                            -0-
Reporting     ----------------------------------------------------------
Person With:   8.  Shared Dispositive Power                  4,217,653**
------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by                  4,217,653**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
      Excludes Certain Shares
      (See Instructions)

11.  Percent of Class Represented by Amount                       6.0%**
     in Row (9)
------------------------------------------------------------------------
12. Type of Reporting Person              OO (Limited Liability Company)
 (See Instructions)
------------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208

 1.  Name of Reporting Persons.               RCBA-KCI MANAGERS, L.L.C.
     I.R.S. Identification Nos.                             94-3296750
     of above persons
     (entities only).
------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                             [X]
     (b)                                                             [X]
------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------
 4.  Citizenship or Place of Organization                       Delaware
------------------------------------------------------------------------
Number of      5.  Sole Voting Power                                 -0-
Shares Bene-   ---------------------------------------------------------
ficially       6.  Shared Voting Power                       4,217,653**
Owned by       ---------------------------------------------------------
Each           7.  Sole Dispositive Power                            -0-
Reporting      ---------------------------------------------------------
Person With:   8.  Shared Dispositive Power                  4,217,653**
------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by                  4,217,653**
      Each Reporting Person

10.  Check if the Aggregate Amount in Row (9)                        [ ]
     Excludes Certain Shares
     (See Instructions)

11.  Percent of Class Represented by Amount                       6.0%**
      in Row (9)
------------------------------------------------------------------------
12.  Type of Reporting Person             OO (Limited Liability company)
     (See Instructions)
------------------------------------------------------------------------
**  See response to Item 4 below

CUSIP No.  49460W208


Item 1.

     (a) Name of Issuer.  Kinetic Concepts, Inc., a Texas corporation.
     (b) Address of Issuer's Principal Executive Offices.
         8023 Vantage Drive, San Antonio, Texas 78230.

Item 2.

     (a) Name of Person Filing. Reference is made to Item 1 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.
     (b) Address of Principal Business Office or, if none, Residence.
         The address for each reporting person is 909 Montgomery Street, Suite 400, San Francisco, California 94133.
     (c) Citizenship. Reference is made to Item 4 of each of the cover pages of this Schedule 13G, which Items are incorporated by reference herein.
     (d) Title of Class of Securities. Common Stock, $0.001 par value ("Common Stock").
     (e) CUSIP Number.  49460W208

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.


Item 4. Ownership.

(a) Amount beneficially owned: Reference is hereby made to Item 9 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

     At December 31, 2005, the following shares of Common Stock were held directly by the following persons:

            Person                              Common Stock
     ---------------------                  --------------------
     RCBA-KCI Capital Partners, L.P.            3,675,127
     RCBA-KCI Managers, L.L.C.                     50,698
     Stinson Capital Partners II, L.P.            268,630
     Blum Strategic Partners II, L.P.             218,686
     Blum Strategic Partners GmbH & Co. KG          4,512

     The general partner of RCBA-KCI Capital Partners, L.P. ("RCBA-KCI") and Stinson Capital Partners II, L.P. ("Stinson II") is Blum Capital Partners, L.P. ("Blum LP"). The general partner of Blum Strategic Partners II, L.P. ("Strategic II") and the managing limited partner of Blum Strategic Partners GmbH & Co. KG ("Strategic KG") is Blum Strategic GP II, L.L.C. ("Blum GP II"). The managing member of RCBA-KCI Managers, L.L.C. ("RCBA-KCI Managers") is Blum LP. Voting and investment power concerning the above shares are held solely by Blum LP and Blum GP II. The reporting persons may be deemed to be members in a group, and as such the group would be deemed to have beneficial ownership of an aggregate of 4,217,653 shares of the Common Stock. As the sole general partner of Blum LP, Richard C. Blum & Associates, Inc. ("RCBA Inc.") is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule 13G shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc., and managing members and members of Blum GP II or RCBA-KCI Managers, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II or RCBA-KCI Managers.



CUSIP No.  49460W208


(b) Percent of class: Reference is hereby made to Item 11 of each of the cover pages to this Schedule 13G and Item 4(a) above, which Items are incorporated by reference herein.

(c)  Number of shares as to which such person has:


     (i) Sole power to vote or to direct the vote: Reference is hereby made to Item 5 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

    (ii) Shared power to vote or to direct the vote: Reference is hereby made to Item 6 of each of the cover pages to this Schedule 13G and
         Item 4(a) above, which Items are incorporated by reference herein.

   (iii) Sole power to dispose or to direct the disposition: Reference is hereby made to Item 7 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

    (iv) Shared power to dispose or to direct the disposition: Reference is hereby made to Item 8 of each of the cover pages to this Schedule 13G and Item 4(a) above, which Items are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Reference is hereby made to Item4(a) above, which Item IS incorporated by reference herein.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No.  49460W208


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By:  Richard C. Blum & Associates, Inc.
                                            its general partner


By:  /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
    -------------------------------         ------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, General Counsel and            Partner, General Counsel and
    Secretary                               Secretary


BLUM STRATEGIC GP II, L.L.C.           RCBA-KCI MANAGERS, L.L.C.
                                       By:  Blum Capital Partners, L.P.,
                                            its managing member
                                       By:  Richard C. Blum & Associates, Inc.
                                            its general partner


By:  /s/ Gregory D. Hitchan             By: /s/ Gregory D. Hitchan
     -----------------------            -------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Partner, General Counsel and Secretary

CUSIP No.  49460W208

                                   SCHEDULE 13G

                                   EXHIBIT INDEX

Exhibit A    Joint Filing Statement.

Exhibit B    Power of Attorney.

CUSIP No.  49460W208

                                    SCHEDULE 13G

                                     EXHIBIT A
                              JOINT FILING STATEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  February 14, 2006

RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By:  Richard C. Blum & Associates, Inc.
                                            its general partner


By:  /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
    -------------------------------         ------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, General Counsel and            Partner, General Counsel and
    Secretary                               Secretary


BLUM STRATEGIC GP II, L.L.C.           RCBA-KCI MANAGERS, L.L.C.
                                       By:  Blum Capital Partners, L.P.,
                                            its managing member
                                       By:  Richard C. Blum & Associates, Inc.
                                            its general partner


By:  /s/ Gregory D. Hitchan             By: /s/ Gregory D. Hitchan
     -----------------------            -------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Partner, General Counsel and Secretary